                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                              TB WOOD'S CORPORATION
                   (Name of Subject Company and Filing Person)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                JOSEPH C. HORVATH
                              TB WOOD'S CORPORATION
                             440 NORTH FIFTH AVENUE
                             CHAMBERSBURG, PA 17201
                                 (717) 264-7161

                                    COPY TO:
                                DAVID E. SCHULMAN
                                   DECHERT LLP
                                2 SERJEANTS' INN
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                               +44 (0)20 7583 5353

                                 SCOTT K. BAKER
                                   DECHERT LLP
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                +1 (215) 994-2992

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the Offeror)


                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
         ----------------------                   ----------------------
             $11,250,000.00                              $1,324.00

  * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the maximum tender offer price of $7.50 per share. Payment of the filing fee due in connection with this Schedule TO has been offset by amounts previously paid by TB Wood's Corporation as shown below. Accordingly, no filing fee is due at this time.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by TB Wood's Corporation

|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:      $662.10              Filing Party:TB Wood's Corporation
           Form or Registration No.:    Schedule TO-I        Date Filed:  August 9, 2005

           Amount Previously Paid:      $662                 Filing Party:TB Wood's Corporation
           Form or Registration No.:    Schedule TO-I/A      Date Filed:  September 28, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

|_|  Third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender offer.                                         |_|

________________________________________________________________________________

                                  INTRODUCTION

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 9, 2005 and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2005, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 21, 2005 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2005 (collectively, the "Schedule TO"), by TB Wood's Corporation, a Delaware corporation ("TB Wood's" or the "Company") relating to the offer by TB Wood's to purchase up to 1,500,000 shares of its common stock, par value $0.01 per share (the "common stock"), at a price not greater than $7.50 nor less than $5.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").

         The Company has extended the expiration date of the Offer to Purchase from midnight, New York City time, on Wednesday, October 12, 2005, to the new expiration date of midnight, New York City time, on Thursday, October 20, 2005. As a result of the extension, participants in the in the TB Wood's Corporation 401(k) Plan have until 6:00 p.m., New York City time on Tuesday, October 18, 2005 to tender their shares held in the plan.

ITEM 1.  SUMMARY TERM SHEET.

ITEM 4.  TERMS OF TRANSACTION.

ITEM 7.  SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

         On October 12, 2005, the Company entered into a Securities Purchase Agreement (the "Agreement"), dated October 12, 2005, by and among TB Wood's Incorporated, a Pennsylvania corporation, Plant Engineering Consultants, LLC, a Tennessee limited liability company, and TB Wood's Enterprises, Inc., a Delaware corporation (as borrowers), AEA Mezzanine Funding LLC, a Delaware limited liability company, AEA Mezzanine Fund LP, a Delaware limited partnership, and AEA Mezzanine (Unleveraged) Fund LP, a Delaware limited partnership (as purchasers), the Company and T.B. Wood's Canada Ltd., an Ontario corporation (as Guarantors).

         As a result, the condition to the Offer that the Company receive subordinated debt financing on the terms and conditions satisfactory to the Company, in its reasonable judgment, in an amount (expected to be $15 million) sufficient to purchase shares of common stock pursuant to the Offer, to fund the repayment of certain of the Company's senior bank debt and to pay related fees and expenses, has been satisfied. The Offer remains subject to certain other conditions specified in the Offer to Purchase.

ITEM 9.  SOURCE AND AMOUNT OF FUNDS.

         The information set forth in the second and last paragraphs under
Section 9, "Source and Amount of Funds," of the Offer to Purchase is amended and restated as follows:

         "On October 12, 2005, the Company entered into a Securities Purchase Agreement (the "Agreement"), dated October 12, 2005, by and among TB Wood's Incorporated, a Pennsylvania corporation, Plant Engineering Consultants, LLC, a Tennessee limited liability company, and TB Wood's Enterprises, Inc., a Delaware corporation (as borrowers), AEA Mezzanine Funding LLC ("AEAM Funding"), a Delaware limited liability company, AEA Mezzanine Fund LP ("AEAMF"), a Delaware limited partnership, and AEA Mezzanine (Unleveraged) Fund LP ("AEAUMF"), a Delaware limited partnership (as purchasers), the Company and T.B. Wood's Canada Ltd., an Ontario corporation (as Guarantors). Pursuant to the terms, and subject to the conditions, of the Agreement, (1) AEAM Funding is purchasing from the Borrowers a 12% Senior Subordinated Promissory Note, due October 11, 2012, in the principal amount of $10,185,086.06, (2) AEAMF is purchasing from the Company a warrant to purchase up to an aggregate of 118,147 shares of common stock of the Company, $.01 par value per share, and (3) AEAUMF is purchasing from (i) the Borrowers a 12% Senior Subordinated Promissory Note, due October 11, 2012, in the principal amount of $4,814,913.94 and (ii) the Company a warrant to purchase up to an aggregate of 55,853 shares of the common stock of the Company.

         The notes are guaranteed by the Company and T.B. Wood's Canada Ltd. The Agreement contains customary closing conditions and affirmative and negative covenants including without limitation, restrictions on the following: mergers, sale of assets, acquisitions, encumbrances, indebtedness, affiliate transactions, capital expenditures and ERISA matters. The Agreement also contains certain financial covenants (a) requiring the Company to maintain (i) a maximum total leverage ratio of total debt over adjusted EBITDA for the period,
(ii) a minimum fixed charge coverage ratio of EBITDA less capital expenditures over fixed charges for the period, (iii) a minimum amount of adjusted EBITDA for the period and (iv) a minimum net worth for the period, and (b) limiting the amount of capital expenditures the Company can make during any fiscal year. The notes contain customary events of default, including without limitation, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, and default of other indebtedness that would permit acceleration of such indebtedness. In addition, the notes are subject to a mandatory prepayment upon the occurrence of a Change of Control (as defined therein).

         The proceeds from the notes will be used to pay for the shares of common stock tendered in the Offer, repayment of $2.75 million of our senior bank debt and all expenses applicable to the Offer and related subordinated debt financing. Excess funds not used in connection with the tender offer may be used for general corporate purposes. We anticipate that the subordinated debt financing will be repaid with cash flow generated by the business."

ITEM 10. FINANCIAL STATEMENTS.

1. The Company amends and restates in its entirety its disclosure in Item 10 of Schedule TO filed on August 9, 2005 as follows:

         "The information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Proxy Statement on
         Schedule 14A filed April 4, 2005, Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, Quarterly Report on Form 10-Q/A for the quarter ended July 1, 2005 and Current Report on Form 8-K filed July 26, 2005 is incorporated herein by reference."

2. The first paragraph of the subsection entitled "Summary Historical and Pro Forma Financial Information" under Section 10, "Certain Information Concerning TB Wood's," of the Offer to Purchase is amended and restated as follows:

         "Summary Historical and Pro Forma Financial Information. The following tables show (a) summary historical financial information about TB Wood's for the fiscal years ended January 2, 2004 and December 31, 2004 and the six-month period ended July 1, 2005 and (b) summary pro forma financial information for the fiscal year ended December 31, 2004 and for the six-month period ended July 1, 2005 assuming (i) the purchase by us of 1,500,000 shares of common stock in the Offer at the maximum tender offer price of $7.50 per share for an aggregate purchase price of $11.25 million, (ii) a $2.75 million repayment of our senior bank term debt, (iii) the incurrence of 1.0 million for the fees and expenses owed (A) in connection with a two year extension of our senior bank debt (B) in connection with the subordinated debt facility and (C) in connection with this Offer, and (iv) the borrowing and issuance of warrants under our proposed new subordinated debt facility bearing an interest rate of 12% per annum in an estimated amount of $15 million."

3. The pro forma financial information chart set forth in the subsection entitled "Summary Historical and Pro Forma Financial Information" under
         Section 10, "Certain Information Concerning TB Wood's," of the Offer to Purchase is amended and restated as follows:

                                                                                                              YEAR ENDED
                                                                                                              JANUARY 2,
                            SIX-MONTH ENDED JULY 1, 2005                YEAR ENDED DECEMBER 31, 2004             2004
                           -------------------------------------  -----------------------------------------  -----------

                            ACTUAL    ADJUSTMENTS     PRO FORMA       ACTUAL     ADJUSTMENTS     PRO FORMA       ACTUAL
                           ---------------------------------------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net Sales                  $55,555            $0        $55,555      $101,516       $     0       $101,516       $96,415
                           =======       =======        =======      ========       =======       ========       =======

Operating income             2,695             0          2,695         8,610             0          8,610           911
Interest expense(1)          1,140           882          2,022         1,618         1,797          3,414           953
                           -------       -------        -------      --------       -------       --------       -------
Income (loss) before
   income taxes              1,555          (882)           673         6,992        (1,797)         5,196           (42)
Income taxes                   686          (353)           333         2,037          (719)         1,318           319
                           -------       -------        -------      --------       -------       --------       -------
Net Income                    $869         ($529)          $340        $4,955       ($1,078)        $3,878         ($361)
                           =======       =======        =======      ========       =======       ========       =======
Per Share
amounts-Basic and
Diluted:
   Basic net income
   per common share          $0.17         $0.35          $0.09         $0.96         $0.72          $1.06        $(0.07)
   Diluted net
   income per common         $0.17         $0.35          $0.09         $0.96         $0.72          $1.06        $(0.07)
   share

Weighted average
  shares of common
  stock
  outstanding:(2)
   Basic                     5,181        (1,500)         3,681         5,164        (1,500)         3,664         5,180
   Diluted                   5,183        (1,500)         3,683         5,166        (1,500)         3,666         5,180

Ratio of Earnings to
  Fixed Charges(3)            1.58                         0.79          4.82                         1.95          0.96

SELECTED BALANCE SHEET DATA:

                                                              AT JULY 1, 2005                            AT DECEMBER 31, 2004
                                        -------------------------------------------------------------  --------------------------
                                              ACTUAL             ADJUSTMENTS            PRO FORMA               ACTUAL
                                        -----------------------------------------------------------------------------------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

Cash and Equivalents                          $ 2,008             $     0                $ 2,008               $   556
Total current assets                           37,875                   0                 37,875                38,069
Net intangible assets(4)                        6,826                 833                  7,659                 6,842
Total assets                                   68,109                 833                 68,942                69,370

Short-term debt(5)                              9,012                (750)                 8,262                 7,605
Total current liabilities                      22,498                (750)                21,748                21,885
Long-term debt(6)                              14,484              12,524                 27,008                16,708
Total liabilities                              37,643              11,774                 49,417                39,635

Total shareholders' equity(7)                  30,466             (10,940)                19,526                29,735
Shares outstanding(2)                           5,183              (1,500)                 3,683                 5,173
Net book value per share                        $5.88               $7.29                  $5.30                 $5.75


(1) Assumes (a) $15 million of proceeds from an unsecured subordinated debt agreement, $14.5 million of which will be allocated to indebtedness with coupon rate of 12% and $0.5 million of which will be allocated to detachable warrants, adjusted for discount accounted for by the interest method for portion of proceeds ascribed to detachable warrants, (b) reductions of existing revolver and term debt borrowings, as applicable under the terms of senior secured financing in place at the beginning of each period, and (c) amortization of $0.8 million of legal and financing costs related to the senior and subordinated unsecured borrowings on a straight line basis over four (4) and seven (7) years terms, respectively.

(2) Assumes maximum number of shares tendered (1,500,000).

(3) For the year ended January 2, 2004 and for the pro forma period for the six-months ended July 1, 2005, earnings were inadequate to cover fixed charges. The deficiencies were $42,000 and $255,000 for the year ended January 2, 2004 and for the pro forma period for the six-months ended July 1, 2005, respectively.

(4) Assumes legal and professional fees related to $0.8 million of legal and debt cost fees related to both amended senior secured and subordinated unsecured financing.

(5) Assumes reduction of revolver loan borrowings to the extent proceeds from subordinated unsecured debt not used to fund stock repurchase, repayment of term indebtedness, and payment of related financing costs.

(6) Assumes new borrowings of unsecured subordinated indebtedness are used in part to repay $2.0 million of existing term debt.

(7) Assumes purchase of 1,500,000 shares at the maximum tender price of $7.50 per share, including $0.2 million of related costs, offset by $0.5 million of proceeds ascribed to detachable warrants.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

     (b)(3)* Securities Purchase Agreement dated October 12, 2005 among TB Wood's Incorporated, a Pennsylvania corporation, Plant Engineering Consultants, LLC, a Tennessee limited liability company, and TB Wood's Enterprises, Inc., a Delaware corporation (as borrowers), AEA Mezzanine Funding LLC, a Delaware limited liability company, AEA Mezzanine Fund LP, a Delaware limited partnership, and AEA Mezzanine (Unleveraged) Fund LP, a Delaware limited partnership (as purchasers), the Company and T.B. Wood's Canada Ltd., an Ontario corporation (as Guarantors).

  (a)(1)(N)* Press Release dated October 12, 2005.


  * Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 12, 2005                         TB WOOD'S CORPORATION


                                                By: /s/  JOSEPH C. HORVATH
                                                ------------------------------
                                                Name: Joseph C. Horvath
                                                Title: Chief Financial Officer

                                  EXHIBIT INDEX

     (a)(1)(A)*    Offer to Purchase dated August 9, 2005.
     (a)(1)(B)*    Letter of Transmittal.
     (a)(1)(C)*    Notice of Guaranteed Delivery.
     (a)(1)(D)*    Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                   and Other Nominees dated August 9, 2005.
     (a)(1)(E)*    Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees dated August 9,
                   2005.
     (a)(1)(F)*    Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
     (a)(1)(G)*    Press Release, dated August 9, 2005.
      (a)(1)(H)    Press Release, dated August 1, 2005, incorporated by
                   reference to the Company's Statement on Schedule TO filed on
                   August 1, 2005.
     (a)(1)(I)*    Letter to Shareholders from the Chief Executive Officer of the Company, dated August 9, 2005.
     (a)(1)(J)*    Letter to Participants in the TB Wood's Corporation 401(k)
                   Plan dated August 9, 2005.
    (a)(1)(K)**    Press Release dated September 7, 2005.
   (a)(1)(L)***    Press Release dated September 21, 2005.
  (a)(1)(M)****    Press Release dated September 28, 2005.
 (a)(1)(N)*****    Press Release dated October 12, 2005.
         (a)(2)    Not Applicable.
         (a)(3)    Not Applicable.
         (a)(4)    Not Applicable.
         (a)(5)    Not Applicable.
         (b)(1)    Loan and Security Agreement, dated January 7, 2005, by and among Manufacturers and Traders Trust Company (Collateral and
                   Funding Agent), PNC Bank, National Association
                   (Administrative Agent), TB Wood's Incorporated, Plant
                   Engineering Consultants, LLC, and TB Wood's Enterprises, Inc.
                   (Borrowers), and TB Wood's Corporation and T.B. Wood's
                   Canada, Ltd (Guarantors), incorporated by reference from
                   Exhibit 10.31 to TB Wood's Annual Report on Form 10-K for the
                   fiscal year ended December 31, 2005.
        (b)(2)*    First Amendment to Loan and Security Agreement, dated July
                   29, 2005, by and among Manufacturers and Traders Trust
                   Company (Collateral and Funding Agent), PNC Bank, National
                   Association (Administrative Agent), TB Wood's Incorporated,
                   Plant Engineering Consultants, LLC, and TB Wood's
                   Enterprises, Inc. (Borrowers), and TB Wood's Corporation and
                   T.B. Wood's Canada, Ltd (Guarantors)
    (b)(3)*****    Securities Purchase Agreement dated October 12, 2005
                   among TB Wood's Incorporated, a Pennsylvania corporation,
                   Plant Engineering Consultants, LLC, a Tennessee limited
                   liability company, and TB Wood's Enterprises, Inc., a
                   Delaware corporation (as borrowers), AEA Mezzanine Funding
                   LLC, a Delaware limited liability company, AEA Mezzanine Fund
                   LP, a Delaware limited partnership, and AEA Mezzanine
                   (Unleveraged) Fund LP, a Delaware limited partnership (as
                   purchasers), the Company and T.B. Wood's Canada Ltd., an
                   Ontario corporation (as Guarantors).
         (d)(1)    TB Wood's Corporation 1996 Stock-Based Incentive Compensation
                   Plan (the "1996 Plan") (incorporated by reference to Form S-1 of the company originally filed September 1, 1995, Exhibit
                   10.39).
         (d)(2)    TB Wood's Employee Stock Purchase Plan, dated March 1, 1997
                   (incorporated by reference to Form 10-K for fiscal year 1996,
                   Exhibit 10.45).
         (d)(3)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H.
                   Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and
                   Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.48).
         (d)(4)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H.
                   Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form
                   10-K for fiscal year 1997, Exhibit 10.49).
         (d)(5)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H.
                   Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form
                   10-K for fiscal year 1998, Exhibit 10.18).
         (d)(6)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H.
                   Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form
                   10-K for fiscal year 1998, Exhibit 10.19).
         (d)(7)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H.
                   Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form
                   10-K for fiscal year 1999, Exhibit 10.20).
         (d)(8)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H.
                   Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form
                   10-K for fiscal year 1999, Exhibit 10.21).
         (d)(9)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F.
                   Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr.
                   and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit
                   10.22).
        (d)(10)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F.
                   Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr.
                   and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit
                   10.23).
        (d)(11)    Form of the Non-Qualified Stock Option agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F.
                   Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr.
                   and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K for fiscal year 2001, Exhibit
                   10.58)
        (d)(12)    Form of the Non-Qualified Stock Option agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F.
                   Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr.
                   and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit
                   10.59)
        (d)(13)    TB Wood's Corporation 1996 Stock Based Incentive Compensation
                   Plan as amended. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.60)
        (d)(14)    Form of the Non-Qualified Stock Option agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F.
                   Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr.
                   and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit
                   10.62)
        (d)(15)    Form of the Non-Qualified Stock Option agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Thomas
                   C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F.
                   Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr.
                   and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit
                   10.63)
        (d)(16)    Employment agreement between Joseph C. Horvath and TB Wood's
                   Incorporated dated November 14, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.66)
        (d)(17)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Preben
                   H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath,
                   Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.67)
        (d)(18)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and Preben
                   H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath,
                   Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.68)
        (d)(19)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and William
                   T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004.
                   (Incorporated by reference to Form 10-K, for fiscal year
                   2004, Exhibit 10.26)
        (d)(20)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and William
                   T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004.
                   (Incorporated by reference to Form 10-K, for fiscal year
                   2004, Exhibit 10.27)
        (d)(21)    Employment agreement between William T. Fejes, Jr., and TB
                   Wood's Incorporated dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.28)
        (d)(22)    Employment Agreement between Thomas C. Foley and TB Wood's
                   Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K dated August 25, 2004, Exhibit 10.1)
        (d)(23)    Employment Agreement between James R. Swenson and TB Wood's
                   Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K, dated August 25, 2004, Exhibit 10.2)
        (d)(24)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and James
                   R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C.
                   Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form
                   10-K, for fiscal year 2004, Exhibit 10.32)
        (d)(25)    Form of the Non-Qualified Stock Option Agreements issued
                   under the 1996 Plan between TB Wood's Corporation and James
                   R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C.
                   Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form
                   10-K, for fiscal year 2004, Exhibit 10.33)
            (g)    Not Applicable.
            (h)    Not Applicable.

*    Previously filed on Schedule TO dated August 9, 2005.
**   Previously filed on Amendment No.1 to Schedule TO dated September 7, 2005.
*** Previously filed on Amendment No.2 to Schedule TO dated September 21, 2005. **** Previously filed on Amendment No.3 to Schedule TO dated September 28, 2005. *****Filed herewith.